UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number: 001-35704

Seadrill Partners LLC

(Translation of Registrant’s name into English)

2nd Floor, Building 11

Chiswick Business Park

566 Chiswick High Road

London, W4 5YS

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes  ☐    No  ☒

ITEM 1.	INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto as Exhibit 99.1 is a copy of a press release of Seadrill Partners LLC, dated May 30, 2019, relating to an upcoming reverse unit split.

Attached hereto as Exhibit 99.2 is an amendment to the First Amended and Restated Operating Agreement of Seadrill Partners LLC which (1) removes any requirement that membership interests of Seadrill Partners LLC be certificated, (2) clarifies that the rounding of units upon a unit subdivision, distribution or combination may be rounded at the beneficial ownership level, and (3) provides that all signatures on unit certificates by Seadrill Partners LLC may be executed via facsimile.

ITEM 2.	EXHIBITS

Exhibit Number	Description

99.1	Press release dated May 30, 2019.

99.2	Second Amendment to First Amended and Restated Operating Agreement of Seadrill Partners LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL PARTNERS LLC

Date: May 30, 2019	By:	/s/ Mark Morris
Name: Mark Morris
Title: Chief Executive Officer